UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Xerium Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98416J118

(CUSIP Number)

Marc Saiontz
American Securities LLC
The Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 476-8000

Copy to:
Michael Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98416J118	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS AS INVESTORS, LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,050,464 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,050,464 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,050,464 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 98416J118	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V, L.P. (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,050,464 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,050,464 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,050,464 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98416J118	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V(B), L.P. (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,050,464 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,050,464 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,050,464 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98416J118	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES PARTNERS V(C), L.P. (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,050,464 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,050,464 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,050,464 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 98416J118	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES ASSOCIATES V, LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,050,464 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,050,464 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,050,464 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) OO

US_ACTIVE:\43395619\08\14845.0020

SCHEDULE 13D

CUSIP No. 98416J118	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS AMERICAN SECURITIES LLC (See Item 2)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,050,464 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,050,464 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,050,464 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IA

Item 1.                 Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Xerium Technologies, Inc., a Delaware corporation (“Xerium”).  Xerium’s principal executive offices are located at 8537 Six Forks Road, Suite 300, Raleigh, North Carolina 27615.  Xerium’s telephone number at such address is (919) 526-1400.  As described below, the Common Stock was issued pursuant to the Plan (as defined below).

Item 2.                 Identity and Background

This Statement is filed by (i) AS Investors, LLC (“AS Investors”); (ii) American Securities Partners V, L.P. (“ASP V”), a Delaware limited partnership; (iii) American Securities Partners V(B), L.P. (“ASP V(B)”), a Delaware limited partnership; (iv) American Securities Partners V(C), L.P., a Delaware limited partnership (“ASP V(C)” and, with ASP V and ASP V(B), the “Sponsors,” the owners of membership interests in Parent); (v) American Securities Associates V, LLC (“GP”), the general partner of each Sponsor; and (vi) American Securities LLC, which provides investment advisory services to each Sponsor and GP (the “Advisor”) (collectively, the “Reporting Persons”).

The principal place of business and principal office of each of the Reporting Persons is c/o American Securities LLC, 666 Third Avenue, New York, NY 10017.

The principal business of the Advisor is to provide investment advisory services.  The principal business of each Sponsor is to provide capital for, and make investments in, equity and debt securities and other business opportunities.  The principal business of the GP is to act as the general partner, and be responsible for the business and affairs of, each of the Sponsors, as described above.  AS Investors was organized for the sole purpose of acquiring the shares of Common Stock and has not conducted any unrelated activities since its organization.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer (or equivalent) and director of AS Investors, the Sponsors, GP and Advisor are set forth on Schedules I and II attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and is incorporated herein by reference.  The other Reporting Persons have no executive officers or directors.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.                 Source and Amount of Funds or Other Consideration

On March 30, 2010, Xerium and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code with a joint prepackaged plan of reorganization (as it has been amended, modified and supplemented, the “Plan”). On May 12, 2010 the United States Bankruptcy Court for the District of Delaware entered an order confirming the Plan.

On May 25, 2010 (the “Effective Date”), the Debtors consummated their reorganization through a series of transactions contemplated by the Plan and the Plan became effective pursuant to its terms.  Upon emergence from Chapter 11 on the Effective Date, all of Xerium’s outstanding common stock, par value $0.01 per share, were cancelled and Xerium authorized 20 million shares of new Common Stock.

The Plan provides, among other things, that, as of the Effective Date, (i) Xerium will enter into an amended and restated credit facility (the “Amended and Restated Credit Facility”) and exit credit facility with its lenders, (ii) Xerium’s lenders and swap termination counterparties will receive their ratable shares of (a) $10,000,000 in cash, (b) $410,000,000 in principal amount of term notes (“Notes”), to be issued pursuant to the Amended and Restated Credit Facility, and (c) approximately 82.6% of the shares of the Common Stock issued on the Effective Date, and (iii) Xerium will reconstitute the Board of Directors (the “Board”) to consist of seven directors, including the Chief Executive Officer, one director nominated by Xerium’s current Board, and five directors nominated by certain of Xerium’s lenders.  The Reporting Persons were lenders to Xerium and held approximately 17.1% of the outstanding loans and commitments under Xerium’s credit facility, of which the total amount outstanding as of May 10, 2010 was approximately $588 million, as reported in Xerium’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010.   Xerium entered into director nomination agreements with certain of its lenders, including a director nomination agreement dated as of May 25, 2010 (the “Director Nomination Agreement”) with AS Investors. The Director Nomination Agreement entitles AS Investors to designate for nomination by Xerium one member of Xerium’s Board, in accordance with the terms and conditions of the Director Nomination Agreement.  Pursuant to the Plan, on May 4, 2010, Xerium’s Board conditionally elected Marc Saiontz to serve as a director of Xerium.  As of the Effective Date pursuant to the Plan, Mr. Saiontz became a director of Xerium.

Pursuant to the terms of the Plan, AS Investors received Notes in the principal amount of approximately $67.8 million and 2,050,464 shares of Common Stock.  The Amended and Restated Credit Facility provides for a term loan that has a principal amount of $410,000,000 and matures on a date that is five years following May 25, 2010, the closing date of the Amended and Restated Credit Facility.  The Amended and Restated Credit Facility is secured by second priority liens against, and security interests in, substantially all of Xerium’s assets and the assets of most of its subsidiaries, subject to legal and tax considerations and requirements.  In addition, most of Xerium’s U.S. and non-U.S. subsidiaries will guarantee the obligations of the borrowers under the Amended and Restated Credit Facility, provided that non-U.S. guarantors will only be liable for obligations of non-U.S borrowers and non-U.S. guarantors.  The Amended and Restated Credit Facility requires Xerium to make mandatory prepayments under the following circumstances:

(a)  with 100% of the net cash proceeds received by Xerium from any sale of any assets exceeding $250,000 outside the ordinary course of business (subject to certain exceptions regarding discontinued manufacturing facilities and exempting the first $3,000,000 if invested in other assets);

(b) with 100% of insurance and condemnation award payments, subject to certain exemptions;

(c) with cash proceeds from debt issuances, other than certain exemptions; and

(d)  with 50% of Xerium’s excess cash after the end of each fiscal year; that is, Adjusted EBITDA plus a working capital adjustment, minus consolidated interest expense, cash income tax expense, consolidated capital expenditures (subject to certain exceptions), consolidated restructuring costs, cash payments of withholding taxes from proceeds of the repurchase, redemption or retention of common stock and the aggregate amount of scheduled and voluntary payments made during the past fiscal year.

The Amended and Restated Credit Facility requires that Xerium observe and perform numerous affirmative and negative covenants, including certain financial covenants.  The Amended and Restated Credit Facility also prohibits the payment of dividends on the Common Stock.

Item 4.                 Purpose of Transaction

The information set forth under Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons acquired the shares of Common Stock pursuant to the Plan as described in Item 3.  The Reporting Persons acquired the Common Stock for investment purposes and subject to the provisions below.  The Reporting Persons expect to conduct discussions from time to time with management of Xerium, other stockholders of Xerium or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of Xerium.

Pursuant to the Plan, Xerium entered into a registration rights agreement (the “Registration Rights Agreement”), effective May 25, 2010, with certain holders of the Common Stock, including AS Investors.  The Registration Rights Agreement will provide to the holders party thereto certain demand and incidental and shelf registration rights.  Pursuant to the Registration Rights Agreement, Xerium agreed that, commencing on the 90th day after the Effective Date, it would  use its commercially reasonable efforts to (i) file with the SEC (A) a registration statement on Form S-1, or (B) as soon as Xerium is eligible to use Form S-3, a registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended (such Form S-3, together with any successor forms, the “Form S-3 Shelf”), in each case no later than 45 days after receiving the respective demand registration notice relating thereto, and (ii) cause the applicable registration statement or Form S-3 Shelf to be declared effective by the SEC as soon as practicable thereafter.

The Reporting Persons acquired the Common Stock primarily for investment purposes.  Except as described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) Xerium’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to at any time or from time to time (i) purchase or otherwise acquire additional shares of Common Stock, or other securities of Xerium, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors and/or (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities.

Item 5.                 Interest in Securities of the Issuer

(a) and (b)  The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.  As of the Effective Date, AS Investors was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 2,050,464 shares of Common Stock, representing 13.7% of the issued and outstanding shares of Common Stock based on 14,969,895 shares of Common Stock outstanding as of May 25, 2010, as reported in Xerium’s Current Report on Form 8-K filed with the SEC on May 28, 2010.  As a result of their relationship to AS Investors, American Securities Partners V, L.P., American Securities Partners V(B), L.P., American Securities Partners V(C), L.P., American Securities Associates V, LLC and American Securities LLC may also be deemed to be beneficial owners of Xerium.  None of the Scheduled Persons own any shares of Common Stock.

(c)  Except as described herein, no other transactions with respect to the shares of Common Stock were effected during the past sixty (60) days by any of the Reporting Persons or by any of the Scheduled Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

Item 7.                 Material to Be Filed as Exhibits

1.
Joint Filing Agreement, dated June 3, 2010, by and among AS Investors, LLC, American Securities Partners V, L.P., American Securities Partners V(B), L.P., American Securities Partners V(C), L.P., American Securities Associates V, LLC and American Securities LLC.*

2.
Director Nomination Agreement, dated May 25, 2010, by and among Xerium Technologies, Inc. and AS Investors, LLC (incorporated by reference to Exhibit 10.5 to Xerium’s Current Report on Form 8-K under the Securities Exchange Act of 1934 filed on May 28, 2010).

3.
Registration Rights Agreement, dated May 25, 2010, by and among Xerium Technologies, Inc., Apax WW Nominees Ltd, Apax-Xerium Apia L.P., AS Investors, LLC, Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Opportunities Fund, L.P. (incorporated by reference to Exhibit 10.4 to Xerium’s Current Report on Form 8-K under the Securities Exchange Act of 1934 filed on May 28, 2010).

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

AS INVESTORS, LLC

By: /s/ Marc Saiontz
Name: Marc Saiontz
Title: Vice President
Date: June 3, 2010

AMERICAN SECURITIES PARTNERS V, L.P. By: American Securities Associates V, LLC, its general partner

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member
Date: June 3, 2010
AMERICAN SECURITIES PARTNERS V(B), L.P. By: American Securities Associates V, LLC, its general partner

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member
Date: June 3, 2010
AMERICAN SECURITIES PARTNERS V(C), L.P. By: American Securities Associates V, LLC, its general partner

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member
Date: June 3, 2010

AMERICAN SECURITIES ASSOCIATES V, LLC

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member
Date: June 3, 2010

AMERICAN SECURITIES LLC

By: /s/ Michael G. Fisch
Name: Michael G. Fisch
Title: President and Chief Executive Officer
Date: June 3, 2010

SCHEDULE I

Name, business address and present principal occupation or
employment of the directors and executive officers of

AS INVESTORS, LLC

American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P., each of which is a Delaware limited partnership, are the beneficial owners of AS Investors, LLC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managing members of AS Investors, LLC are set forth below:

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Michael G. Fisch	c/o American Securities LLC 666 Third Avenue New York, NY 10017	President American Securities LLC 666 Third Avenue New York, NY 10017
David L. Horing	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017
Marc Saiontz	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Michael G. Fisch President	c/o American Securities LLC 666 Third Avenue New York, NY 10017	President American Securities LLC 666 Third Avenue New York, NY 10017
David L. Horing Vice President and Treasurer	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017
Marc Saiontz Vice President and Secretary	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017

Each person identified on this Schedule is a citizen of the United States of America.

SCHEDULE II

Name, business address and present principal occupation or
employment of the directors and executive officers of

AMERICAN SECURITIES PARTNERS V, L.P.
AMERICAN SECURITIES PARTNERS V(B), L.P.
AMERICAN SECURITIES PARTNERS V(C), L.P.
AMERICAN SECURITIES ASSOCIATES V, LLC
AMERICAN SECURITIES LLC

American Securities Associates V, LLC is a Delaware limited liability company and the general partner of each of American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P., each of which is a Delaware limited partnership.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managing members of American Securities Associates V, LLC are set forth below:

MANAGING MEMBERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Charles D. Klein Managing Member	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017
Michael G. Fisch Managing Member	c/o American Securities LLC 666 Third Avenue New York, NY 10017	President American Securities LLC 666 Third Avenue New York, NY 10017
David L. Horing Managing Member	c/o American Securities LLC 666 Third Avenue New York, NY 10017	Managing Director American Securities LLC 666 Third Avenue New York, NY 10017

American Securities LLC is a Delaware limited liability company. Michael G. Fisch serves as president and the sole executive officer. The business address and phone number of American Securities LLC is The Chrysler Center, 666 Third Avenue, New York, New York 10017 USA, (212) 476-8000.  Each person identified on this Schedule is a citizen of the United States of America.